

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

Via Email
Nadir Ali
Chief Executive Officer
Sysorex Global Holdings Corp.
3375 Scott Blvd., Suite 440
Santa Clara, CA 95054

> **Re: Sysorex Global Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2013**
> **File No. 333-191648**

Dear Mr. Ali:

We have reviewed your registration statement and your letter dated October 9, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we reference prior comments, we are referring to our September 6, 2013 letter.

General

1.   We note that you are registering shares of common stock underlying the underwriter warrants. Please advise why you are not also registering the offer and sale of those warrants. Refer to Question 139.05 of the Securities Act Sections Compliance and Disclosure Interpretations.

2.   We acknowledge your response to prior comment 6 and the related supplemental data that has been provided in support of factual assertions contained in the prospectus. We reissue the comment as it applies to the following statement, for which support does not appear to have been provided.

   •   Gartner predicts that by 2015, 20% of Global 1000 organizations will have established a strategic focus on information infrastructure equal to that of application management. This is one of five Gartner predictions about big data and information infrastructure discussed in "Predicts 2013: Big Data and Information Infrastructure;" a November 30, 2012 report that describes in detail how the big data phenomenon will affect organizations, resources and information infrastructure.

3.   Please update your disclosure to reflect changes in current events. For example, we refer to the disclosure regarding the recent government shut-down.

Prospectus Cover Page

4.   We note that you have disclosed that you have applied for listing on a national securities exchange and that approval of such listing is a condition to this offering. Please revise to state the national securities exchange on which you have applied for listing.

Prospectus Summary

The Company, page 1

5.   Here or elsewhere as appropriate, please consider providing an organizational chart outlining your corporate structure and providing information on which lines of business are operated by each entity. Consider also including a cross-reference to the chart in your Business section.

6.   Please quantify Shoom's customer retention rate on page 2 and elsewhere in the document as appropriate.

7.   Revise your statement that "Sysorex' U.S. government operations are profitable and this division is growing" to clearly indicate whether this growth includes or excludes "expected" contracts and awards. Further, tell us whether any of your operations represent a reportable operating segment as defined in ASC 280-10-50-10. We note your statement on page 34 that you "rely on adjusted EBITDA to review and assess the operating performance of [y]our Company as permitted by SFAS No. 131." In addition, when referencing pronouncements issued by the FASB, please reference the codifications instead of the legacy pronouncements.

8.   With regard to your statement that "Lilien does not typically have long-term contracts" revise to explain why there are significant non-current deferred revenue balances associated with that business. Revise to disclose the terms typically granted for Lilien's contracts.

Where You Can Find More Information, page 6

9.   This section appears to duplicate disclosure on page 69. Please revise or advise.

Risk Factors, page 7

10.   We note that while the government contracting portion of your business now comprises less than 10% of your total revenues, a substantial portion of the risk factors, in particular those appearing at the beginning of this section, are focused on this portion of your business. Please revise to discuss significant risks to your business, organized logically and with the most significant risks appearing at the forepart of this section. We refer you to Item 503(c) of Regulation S-K.

Use of Proceeds, page 27

11.   In regard to your acquisition of a developer of mobile device identification and locating systems, please provide all the information called for by Instruction 6 to Item 504 of Regulation S-K or advise why such information is not required.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 31

12.   Please revise your discussion to address the impact of your proposed acquisition of a developer of mobile device identification and locating systems on your future operations and liquidity needs. Refer to Section III of SEC Release 33-8350.

Critical Accounting Policies, page 32

13.   Revise to explain the policies that require significant management estimates and judgment. In this regard, a cross-reference to or recitation of the accounting policies contained in the footnotes to the audited financial statements is not appropriate. Your discussion should enable investors to understand the method by which management establishes its estimates, the potential variability in the most recent estimate, and the impact this variability may have on reported results, financial condition, and liquidity. If there have been changes to estimates during the periods presented in the filing disclose the nature of the changes and the impact to your financial statements. If changes have not historically been material, disclose this fact.

14.   Include in the discussion of your accounting policy for stock based compensation the following disclosures for each date on which options were granted or other equity instruments were issued, beginning on March 20, 2013 and continuing through the date of your filing:

- The number of options or shares granted, the exercise price, the fair value of the common stock, and the fair value of each option, if applicable.

- Discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the instruments granted and the underlying stock; and

- For the most recent grant or issuance, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and your IPO price of $5.00.

Business

Overview, page 41

15. Although you are in the process of conducting due diligence, you have "allocated approximately $10.5 million of the proceeds" from this offering along with "stock and earnout components" you intend to use to acquire the target. Please tell us what consideration has been given to whether the target's financial statements should be included in your registration statement pursuant to Rule 3-05 of Regulation S-X. Refer also to Refer to FRC 506.02(c)(ii). Tell us how you considered whether the acquisition is probable.

The Lilien Acquisition, page 45

16. We note your disclosure in this section and on this page under "The Shoom Acquisition" that shares issued in connection with these transactions are subject to lock-up provisions beginning on the effective date of your registration statement. Please clarify whether there are any waiver provisions to these lock-up arrangements, and if so, who holds the right to grant a waiver and under what circumstances.

Shoom Products and Services, page 45

17. Please provide support for the assertion that Shoom is a "leading" provider of cloud based data analytics and enterprise solutions to the media, publishing, and entertainment industries.

Pending Letter of Interest, page 46

18. We note your disclosure regarding your non-binding Letter of Interest with your acquisition target and your plan to use a majority of the net proceeds you will receive from this offering to finance the transaction. Please revise your disclosure to update the status of your due diligence activities, any advances in the status of your negotiations with the target since the filing of your registration statement and to disclose the expected probability of completion of the acquisition as well as an estimate of when you expect to enter into a definitive agreement that will govern the acquisition. Additionally, please provide support for your claims that the target "is expected to generate in excess of $10 million in revenue without approximately 30% net income in 2014 with a 50% growth rate expected for at least 2015."

Certain Relationships and Related Transactions, and Director Independence, page 60

19.   We acknowledge your response to prior comment 24; however, it is unclear which of the revised disclosure relates to the "business partner" described in Note 7 to your audited financial statements. In that regard, we note that Note 7 discloses that $722,156 was owed to this business partner as of December 31, 2012, yet this amount does not correspond to any of the updated disclosure in this section. Please advise.

20.   Please update the disclosure in this section that is related to any indebtedness involved in transactions with related parties to provide all the information required by Item 404(a)(6) of Regulation S-K. We note, as a non-exclusive example, that you do not appear to have disclosed the largest aggregate amount of principal outstanding during the period for which disclosure is being provided, in addition to the amounts outstanding as of the last practicable dates.

Acquisition of Lilien, page 60

21.   Your response to prior comment 37 states that upon the listing of the company's securities on a national securities exchange, it is expected that Sysorex will have a seven-member Board and the seats held by former shareholders of Lilien will be reduced to one member. Please reconcile this statement with the second sentence in the second paragraph of this section where you disclose that you have agreed to nominate Lilien's three representatives for re-election for two successive shareholder meetings.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 63

22.   We note your response to prior comment 29, however, as you are providing the undertaking required under 512(h), it continues to appear that this section is inapplicable to your filing. See Item 510 of Regulation S-K. Please revise.

Sysorex Global Holdings, Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-8

23.   We continue to evaluate your response to prior comment 33. Please explain in greater detail why you believe you are the primary obligor for the resale of third-party hardware and maintenance. Indicate whether the customer is purchasing other services from you when acquiring third-party hardware. Describe how a customer obtains maintenance services when they need assistance or support in using the acquired hardware. That is, describe your involvement in that process and your obligations to the customer if they are

not satisfied with the services. Tell us whether your customers enter into an agreement directly with the third-party maintenance provider. Also, describe your obligation to the service provider if they incur cost overruns. In addition, explain in greater detail why you believe you have inventory risk when hardware is shipped via dropped-shipment by the supplier.

Note 4 – Acquisition of the Business of Lilien LLC, page F-10

24.   We are considering your response to prior comment 36. Expand your disclosure to describe the valuation method and significant assumptions used to fair value the put option and the contingent consideration as of the acquisition date. This disclosure should be included in Note 16 – Fair Value.

25.   For each subsequent interim period, update to disclose the changes in the values of the variables used to value the guarantee and the put option. For example, refer to the most recent quoted value of your shares subsequent to their listing and the results of the gross margin requirements that would impact the value of the contingent consideration and the option.

26.   We are considering your response to prior comment 37. Explain in greater detail your consideration of the significance of Lilien's financial position and results of operations as compared to Sysorex for the interim period ending June 30, 2013, and September 30, 2013 if included in your next amendment, and for the year ending December 31, 2012. Tell us the amount of revenue earned in the interim period ending 2013 from Lilien and Sysorex.

Note 15 – Warrants, page F-16

27.   We note that that you issued 166,667 freestanding warrants in connection with your Business Finance Agreement ("BFA") which included a $5 million revolver. Please tell us what consideration was given to guidance in paragraph 3 of ASC 835-30-45 in determining to account for the issuance of these warrants as compensation expense. In this regard, the issuance of freestanding warrants in connection with a line of credit suggests that accounting recognition of a debt issuance cost may be appropriate.

Note 20 – Subsequent Events

Acquisition of Shoom, Inc., page F-19

28.   Tell us what consideration has been given to providing the financial statements of Shoom, Inc. pursuant to Rule 3-05 of Regulation S-X. Provide the significance computations as set forth in Rule 1-02(w) in support of your conclusion.

Bank Credit Line Amendment, page F-20

29.   Please tell us how you intend to account for the issuance of 112,500 freestanding options to Bridge Bank in connection with the August 29, 2013 amendment of the BFA. Cite the accounting literature on which you intend to rely in giving accounting recognition to these warrants. We refer you to ASC 470-50-40-21.

Pro Forma Condensed Combined Balance Sheet, page F-58

30.   Please provide analysis in support of your determination that no adjustment to Lilien's deferred revenue balance is required as part of purchase accounting. In this regard, identify the approach used to estimate the fair value of the legal obligations related to Lilien's deferred revenue on the acquisition date and explain how you determined that there should not be an adjustment to the carrying amount recorded on Lilien's balance sheet.

Exhibits

31.   Please provide us with the Lilien Disclosure Schedule and the Sysorex Disclosure Schedule referred to in Exhibit 2.1.

32.   We note your response to prior comment 23 and acknowledge the updated disclosure in your Certain Relationships and Related Party Transactions section. It does not appear, however, that you have filed as exhibits any of the agreements governing the arrangements with your related parties. Please file the agreements governing the amounts due from Sysorex Consulting to Sysorex Saudi Arabia, Inc. and any agreements governing the arrangements whereby you issued stock to Duroob Technology, Inc. in satisfaction of amounts owed by Sysorex Arabia LLC, or tell us why you are not required to do so. We refer you to Item 601(b)(10)(ii)(A) of Regulation S-K.

33.   Please file as an exhibit the form of underwriter's warrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP